THE **OTTO** LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

June 4, 2007

VIA REGULAR MAIL

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549



Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original and six copies of both the marked and unmarked versions of the Company's amended Regulation A offering statement, with Exhibits (the "Offering Statement"); 2) an unmarked copy of the previously filed amended Offering Statement; and 3) six copies of this cover letter.

Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement, as the page numbers vary slightly on the marked version due to the addition of changes.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

General

1. This amendment includes both marked and unmarked copies.

2. Please note that page references in this letter refer to the page numbers on the unmarked version.

3. Please see the second paragraph of 3(k) on pg. 21

Item 1.

4. Please see 1(d) pg. 5 and 1(e) on pg. 6 of the 1-A.

Item 5.

5. Please see page 9 of the 1-A.

6. Please see 'Subsequent Events' on pg. 10 of the 1-A.

Cover Page

7. Please see the disclosure on pg. ii of the Cover page.

Item 2.

8. Please see the revised Risk Factor #3 on pg. 2 of the Circular.

9. Please see the revised Risk Factor #7 on pgs. 2-3 of the Circular

10. Please see the revised Risk Factor #7 on pgs. 2-3 of the Circular.

11. Please see the revised Risk Factor #11 on pgs. 3-4 of the Circular.

12. Please see the revised Risk Factor #12 on pg. 4 of the Circular.

Business and Properties

13. Please see pg. 7 of the Circular.

14. Please see pg. 8 of the Circular.

15. Please see pg. 8 of the Circular.

16. Please see pg. 8 of the Circular and Exhibit 6(c) in Part III.

17. Please see Exhibits 6(d)-(f) in Part III.

Subsequent Events

18. Please see pg. 10 of the 1-A.

Target Market Strategy

19. Please see pg. 17 of the Circular.

20. Please see pg. 17 of the Circular.

21. Please see pg. 17 of the Circular.

22. Please see pg. 17 of the Circular.

Directors of the Company

23. Please see Please see 35(d) on pg. 42 of the Circular and Exhibits 6(d)-(f) in Part III.

Management Relationships

24. Please see 39(b) on pg. 44 of the Circular and Exhibit 8 in Part III.

25. Please see 49 on pg. 66 of the Circular.

Item 46.

26. Please see the revised financial statements on pgs. 47-55 of the Circular.

27. Please see the revised financial statements on pgs. 47-55 of the Circular.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz